CUTLER LAW GROUP
                                   Attorneys at Law
                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                January 24, 2007

Ade K. Heyliger, Attorney-Advisor
Pam Carmody, Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:  Competitive Technologies, Inc.
     Definitive Additional Materials filed by
     The Committee to Restore Stockholder Value
     File No. 001-08696

Gentlemen and Ladies:

     This letter is written in response to our conversations relating to backup and support for the materials filed by The Committee to Restore Stockholder Value. Each of the materials is listed below, together with specific factual statements, followed by the Committee's response and/or factual backup.

DFAN14A MATERIALS - PRESS RELEASE DATED JANUARY 9, 2007 ("PRESS RELEASE JANUARY
-------------------------------------------------------------------------------
9")
---

This press release includes only information as to how shareholders can correctly and affirmatively vote their shares for the opposition group. This press release was prepared and sent after members of the Committee were advised by shareholders that they were confused as to how to vote by misleading information in calls from Morrow & Co. For example, shareholders were advised that they "must" vote the WHITE proxy for a vote to count and if they wanted to "oppose management", they would vote to "withhold". Obviously that is misleading as all that would do is end up in a neutral vote as opposed to voting for the opposition proxy. As a consequence, the Committee believed that more accurate information in the press release was required.

DFAN14A MATERIALS - PRESS RELEASE DATED JANUARY 11, 2007 ("PRESS RELEASE JANUARY
--------------------------------------------------------------------------------
11")
----

Statement No. 1
---------------

"Under John Nano's leadership, from fiscal year 2003 to 2005, CTT's revenues grew from $2.7 million to $14.2 million - an increase of 526%. For fiscal year 2006, after Mr.

Nano's termination by the current Board, CTT's revenues dropped to $5.2 million for a decrease of 63%. This is not self-serving information; this is fact."

"Under Mr. Nano's leadership, CTT profits increased every year. Profits reached $5.7 million in fiscal 2005 for an increase of $9.7 million in three years. The next year, without Mr. Nano, CTT lost $2.4 million for a profit decline of $8.1 million."

These are merely statements based on the Company's actual financial results as reported in periodic reports filed with the SEC for the periods referenced.

Statement No. 2
---------------

"The poor financial performance under the current Board and management has been coupled with a decline in CTT's market value from over $100 million down to $20 million - an 80% loss in value during a record high level for the overall stock market. The lack of financial results, coupled with the stock price decline under the current Board and management are unacceptable by any standard."

This is based on the actual decline in the stock market value during the referenced period. The Company very clearly had the financial results reported because they were reported in the reports filed by management.

Statement No. 3
---------------

"The Nano-led CTT ranked as the fourteenth largest percentage gaining stock in 2004 as reported by The Wall Street Journal - with an increase share price of 345%. The current Board and management have lost CTT's shareholder's money for five straight quarters, and their unfavorable results were even worse in the most recent quarter reported."

We have previously supplied you with a copy of the Wall Street Journal article referenced. The current results are from periodic reports filed with the SEC.

Statement No. 4
---------------

"CTT's failed Board and management attacks Mr. Nano's stellar performance at CTT by saying that technology was at CTT when Mr. Nano arrived. This argument against Mr. Nano is a further indictment of CTT's current Board and management. Under Mr. Nano's leadership, valuable CTT technologies were successfully commercialized before their patents expired. An important example is the homocysteine assay technology. Prior to Mr. Nano joining CTT, the company was attempting to license the homocysteine assay technology to 11,000+ U.S. testing laboratories. This approach yielded CTT very little revenue from this blockbuster technology. Mr. Nano, whose investigation found that a few major distributors supply the homocysteine test kits to almost all 11,000 laboratories, directed that each of the major distributors be contacted. As a result, license agreements were signed with CTT. Mr. Nano's commercialization strategies resulted in 2005 revenues of $14.7 million, generating profits of $5.7 million. These are self-serving facts, serving the CTT shareholder. "

This is based on conduct of Mr. Nano himself during the time of his tenure at CTT. The Committee could produce appropriate testimony of the actual events occurring during this period if required. The Committee believes that Management's statements referenced are false and misleading under Rule 14a-9 as defamatory to Mr. Nano and just plain inaccurate. Mr. Nano believed it was critical to tell shareholders the truth of events at CTT during his tenure.

Statement No. 5
---------------

"CTT's current Board and management blame Mr. Nano for the dismal results under Chief Technology Officer Michael E. Kiley, who fraudulently represented his academic credentials as having a Ph.D. In fact, Mr. Kiley, a Virginia golfing crony of CTT's current Chairman of the Board, Richard Carver, was chosen for his position at CTT by Mr. Carver before Mr. Nano arrived. Although Mr. Kiley's resume fraud and performance failure are now obvious, Mr. Kiley continues to collect a minimum $20,000 per month from CTT shareholders while living in Virginia."

We have referenced this matter in our responses previously. Mr. Kiley represented to CTT's Board that he had a PhD which was later determined to be false in discussions with the educational institution. The reference to his PhD was filed in numerous SEC periodic reports. The current periodic reports reflect that Mr. Kiley has a consulting agreement with CTT paying the amount referenced.

Statement No. 6
---------------

"Mr. Nano's commercialization agreements resulted in almost 93% of the 2005 revenues. CTT's Board and management have touted legal awards, but these accounted for only 7% of CTT 2005 revenues. The emphasis of the current Board and management on legal awards only shows their excessive reliance on litigation, rather than on the sound business practices that Mr. Nano would bring back to CTT."

Again this is responsive to misleading statements by CTT Management and is based on conduct of Mr. Nano during his tenure at CTT. The numbers are supported by the periodic reports filed with the SEC.

Statement No. 7
---------------

"Mr. Nano's understanding and proven success of commercial licensing of CTT's technologies is critical to building shareholder value. As shown by the financial results prior to and after Mr. Nano's leadership, a collection of unlicensed technologies has no value to CTT. During the past five quarters, the current Board and management has spent $9.6 million and have not been able to successfully commercialize any technology to a level anywhere near the revenues generated under Mr. Nano's leadership. Mr.

Nano was an around-the-clock CEO, often taking his work home with him to his nearby residence. Mr. Nano will again give CTT this dedication."

The proxy materials of the Committee to Restore Stockholder Value included substantial disclosure with respect to Mr. Nano's actions while at CTT and intention to bring in new license revenues. These were discussed in previous comment letters and responses.

DFAN14A MATERIALS - YAHOO MESSENGER POSTS FROM RALPH TORELLO DATED JANUARY 6 TO
-------------------------------------------------------------------------------
JANUARY 9, 2007 ("TORELLO POSTS")
---------------------------------

Posted January 11, 2007
-----------------------

This post merely reposted the press release dated January 11, 2007 referenced above. Mr. Torello advised that he posted the press releases because Yahoo inexplicably refused to post press releases from The Committee to Restore Stockholder Value under the Competitive Technologies, Inc. listing. Please note that this continues to this day. We believe this does not provide a fair forum for shareholders to obtain complete information and believe Yahoo should post press information and releases from both sides.

Posted January 11, 2007
-----------------------

This post simply clarified how shareholders could properly vote for the opposition slate of directors. This was in response to information received from shareholders that they were confused by the solicitors from Morrow & Co.

Posted January 9, 2007
----------------------

"A number of shareholders have come forward and plan to file a triple damage class action RICO (Racketeer Influenced and Corrupt Organizations Act of 1970) suit against members of the current Board along with individuals and firms acting in concert with the Board. There are NO plans to sue the Company, since the described illegalities were the actions of individuals acting together to enrich themselves. RICO allows for triple damages and with the stock decline from the teens to roughly $2.50, the damages to be claimed to stockholders could exceed a quarter of a billion dollars.

Any stockholders who have questions or have an interest in an action against these parties, can Email the Committee to Restore Stockholder Value at restorevalue@yahoo.com and the Committee will provide the evidence backing the planned action."

Mr. Torello advises (and we have confirmed) that a group of shareholders do indeed intend to bring RICO litigation against the members of the current board. They have delivered a letter to the board as well as counsel to the Company with respect to their allegations in that regard.

Posted January 9, 2007
----------------------

"The deceptions, innuendos, and outright lies by Carver and the boys (the BLACK HAT guys with the white proxy) have reached new levels of desperation and incompetence. They insinuate that John Nano (the WHITE HAT guy with the blue proxy) lied about his presidency of Articulated Technologies during 2006 when Carver got a negative response from the operator at that Company. If they had bothered to do a little more investigation and work (God forbid), they would have found out that John stepped down as President of Articulated last month to pursue the CTT proxy contest full time, while still retaining consulting ties and continuing as a member of that Board at the Chairman's request."

While Mr. Torello's language may be colorful, in their press releases the management of CTT did indeed allege that Mr. Nano lied about his presidency of Articulated Technologies. That is simply false and misleading as Mr. Nano was President of Articulated Technologies during the period referenced in Committee materials and resigned that position to undertake the proxy contest for control of CTT. We believe that Management should be required to retract that false allegation.

"They also characterize Richard D. Hornidge Jr. as a gadfly type tennis player. Richard, after running a major program at Raytheon, sold out his successful recruitment firm to pursue his hobbies (tennis and sailing), while actively overseeing his investment portfolio which included 62,000 shares of CTT stock on the proxy record date."

Management in their releases falsely attacked Mr. Hornidge. Mr. Torello merely provided factual background information on Mr. Hornidge.

"Lastly, it should be noted that the Nano Group have purchased on the open market more CTT stock than all the current CTT directors in total. I'm sure we haven't seen the last of the current Board's deliberate lies, and a continuation of their pathetic and desparate actions as they go kicking and screaming into the night."

The stock purchase numbers are factual based on Form 3 and 4 filings, as well as the information contained in the Committee's proxy materials. Mr. Torello's statement with respect to lies and actions is based on the statements which he believed to be false about Mr. Nano and Mr. Hornidge referenced above.

Posted January 7, 2007
----------------------

"You can tell that Carver graduated from the Richard Nixon University of Dirty Tricks. The white proxy sent out by CTT is included with a cover letter on blue paper!!! Just why do you think they wrote it on blue paper? Did they get a special discount at Office Max? Is blue the standard color of their corporate stationary? Is blue Carver's lucky color? Did "Navy Boy" Kiley pick it out for him?"

"Let's face it. CTT hopes to confuse shareholders to get them to sign the white proxy card thinking their voting for the Nano Group. I'm sure their initial direct conversations with shareholders were all negative so they went to their bag of dirty tricks, the way that most lowlife politicians operate."

"Really, you have to laugh when you think about it. Maybe next they will send out white proxies with blue backing. These desperate actions will not stop the Nano Group from accomplishing their objective, but will only make them work harder. It will also increase the level of damages the present board members will be responsible for when the Nano Group takes over."

"So, don't be fooled by blue letters, two letters with Carver's white proxy cards with one of the letters blue, phone calls imitating Nano's voice telling you to sign the white proxy, or any kind of subterfuge dreamed up by the practicioners of deception. If you are tired of being hosed, just make sure you return the Nano blue proxy or Email or fax the last page of the Nano material. A complete Adobe Acrobat file of the Nano proxy can be Emailed to you by requesting it from restorevalue@yahoo.com."

Management of the Company did indeed forward a cover letter to shareholders on blue paper at a time that they knew that the opposition group was soliciting BLUE colored proxies. We believe that was a deliberate attempt to mislead shareholders into thinking they were voting for the opposition and we had previously reported this action to the SEC.

Posted January 6, 2007
----------------------

"You can receive by Email a pdf copy of the complete Nano Group proxy material by requesting it from restorevalue @yahoo.com. After you read the material, if you wish, you can print out the last page (page 19 of the pdf file, page 17 of the actual proxy brochure)), fill it out and sign it, and send it to:
Committee to Restore Stockholder Value
c/o Cutler Law Group
3206 West Wimbledon Drive
Augusta, GA 30909

or fax the signed copy to 706-738-1966 or scan the signed copy and Email to rcutler@cutlerlaw. com. Anyone wishing to communicate with John Nano can reach him at johnnano @optonline.net or if you note your telephone number on the Email, he would be pleased to call you and answer your questions

Please note how many shares you are voting that you beneficially owned as of the Record Date, November 20, 2006."

This merely explains to shareholders how they can vote for the opposition slate if they desire and how they can contact members of the Committee.

DFAN14A MATERIALS - PRESS RELEASE DATED JANUARY 17, 2007 ("PRESS RELEASE JANUARY
--------------------------------------------------------------------------------
17")
----

Statement No. 1
---------------

"THE COMMITTEE TO RESTORE STOCKHOLDER VALUE believes that the shareholders of Competitive Technologies, Inc. (AMEX: CTT) have elected the Committee's slate for Board of Directors, including John B. Nano, former President and CEO of CTT."

We have noted your objections to this statement in comment letters and have and will continue to correct this statement to reflect that under corporate law, since the vote was not called, no slate of directors was actually elected. Please see our Press Release dated January 26, 2007. The Committee had taken the position that management had not properly counted the votes, that a quorum was present and thus the meeting was improper. The Committee believes that had the meeting been run as required under Delaware corporate law, then the Committee's slate would indeed have been elected. Nevertheless, we note your objection, and have made an affirmative statement that the opposition slate has not been elected and will continue to avoid any such reference prior to the actual occurrence of an election.

We do note that at the meeting, the Committee submitted ADP broker proxies and supplemental proxies for voting which occurred on January 13, January 14 and January 15, 2007. Those dates were a weekend followed by the Martin Luther King holiday on January 15, 2007. As determined in a challenge session held on January 22, 2007, the ONLY votes which were counted by the Inspectors of Election were the ADP broker proxies as of January 12, 2007. Representatives of the Committee submitted the broker proxies at the meeting but somehow the Inspectors of Election did not have them or count them. The broker proxies omitted would have resulted in approximately 660,000 additional votes for the Committee's nominees. Those are the facts. How the ADP supplemental broker proxies were omitted is not known to the Committee. The Committee is seeking to preserve the rights of those shareholders that voted and assure that there is true and not misleading public information about those votes.

The Committee also submitted faxes and other evidence of shareholder intent to the Inspectors of Election for approximately 250,000 additional votes. These were also not counted by the inspectors.

We believe that all of these matters have now been resolved for the future (as best we can determine) and the shares will be counted at the reconvened meeting on February 2. Nevertheless, the Committee continues to believe that the shareholder voting process was manipulated and thwarted at the January 16, 2007 meeting.

------
Statement No. 2
---------------

"The vote count determined by members of the Committee from information obtained from ADP and from proxies submitted at the meeting, has been submitted to the Securities and Exchange Commission (SEC) advising that the Committee believes a majority voted their BLUE proxy for the Committee's slate, 2,278,723, versus 1,665,998 for the current board and management."

Please see our response to Statement No. 1 above. We believe that those ADP broker proxies were properly submitted at the meeting and the numbers referenced are mere math calculations as to what was presented.

We note, however, that we are not able to prove any intentional fraudulent conduct. As such, we have made an affirmative statement in that regard in our press release dated January 26, 2007.

Statement No. 3
---------------

"The Committee has also advised the SEC that management has refused to make a determination as to who prevailed in the election or even whether a quorum was present, and that the inspectors of election have not been instructed by Mr. Carver, the Chairman of the meeting, to make that determination."

At the meeting, both Mr. Carver and Creighton Dunlop of IVS Associates (the Inspectors of Election), made affirmative statements on demand of shareholders that they had NOT made any determination based on votes presented as to whether a quorum was present. On the date of the press release in which this statement was made, I spoke directly with Mr. Dunlop who again confirmed that he had not been requested to make a determination of whether a quorum was indeed present and the only matter he was considering was whether or not the motion to adjourn would pass.

Statement No. 4
---------------

"The Committee has submitted to the SEC that it believes that 4,117,348 shares were present in person or by proxy, and available for vote at CTT's Annual Meeting on January 16, 2007, including those withholding vote for either slate. That is more than the 4,005,000 shares required for the quorum necessary to conduct the Meeting."

See response to Statement No. 1 above for factual basis. We forwarded a letter to you on the same date of this press release requesting your assistance in assuring that the votes were properly counted as submitted.

Statement No. 5
---------------

"Unfortunately, the current board refuses to recognize the legitimate rights of the shareholders and continues to waste shareholder funds with additional proxy solicitations, legal expenditures and the use of high-priced advisors, such as Morrow & Co."

Management's proxy materials as well as other information obtained by the Committee advise that somewhere between $300,000 and $500,000 has been spent by the Company on this proxy solicitation. Those are shareholder funds. We are also advised by shareholders that the Company has forwarded at least THREE separate proxy statement and proxy card mailings to shareholders, including a very expensive mailing by overnight mail. At the annual meeting, Management had not less than eight separate attorneys (including three flown in from Chicago for Seyfarth Shaw and one there "solely" with respect to Delaware law) representing the company as well as numerous representatives of Morrow & Co., including Mr. Morrow. None of that comes cheap.

Statement No.6
--------------

"The Committee strongly urges shareholders to ignore the statements of Morrow & Co. that only a vote on a white proxy will count, and to continue to vote BLUE proxies for the Committee's nominees.

The Committee received calls from shareholders advising that this is what representatives from Morrow & Co. had been telling them. Some of these shareholders were confused and called the Committee to obtain clarification of the voting process. They were made to believe that a vote of "withhold" on a white proxy would be voting FOR the opposition slate.

DFAN14A MATERIALS - PRESS RELEASE DATED JANUARY 18, 2007 ("PRESS RELEASE JANUARY
--------------------------------------------------------------------------------
18")
----

Statement No. 1
---------------

"what the Committee believes is a scheme to mislead and defraud shareholders of Competitive Technologies, Inc. (AMEX: CTT) in connection with the Annual Meeting of Shareholders held on January 16, 2007."

In view of the fact that the Committee does not have affirmative proof of a scheme to defraud, we have made an affirmative statement in our press release dated January 26, 2007 that we are not aware of any actions or conduct of management intended to defraud shareholders.

The initial statement, however, as stated above, was based on the actions of Management at the meeting and a legitimate concern that actual shareholder votes were not properly counted. The Committee submitted ADP broker proxies and supplemental proxies for voting which occurred on January 13, January 14 and January 15, 2007. Those dates were a weekend followed by the Martin Luther King holiday on January 15, 2007. As determined in a challenge session held on January 22, 2007, the

ONLY votes which were counted were the ADP broker proxies as of January 12, 2007. Representatives of the Committee submitted the broker proxies at the meeting but somehow the Inspectors of Election did not have them or count them. The broker proxies omitted would have resulted in approximately 660,000 additional votes for the Committee's nominees. Those are the facts. How the ADP supplemental broker proxies were omitted is not known to the Committee. As a consequence, we retracted our allegations of fraud.

Statement No. 2
---------------

"Data used in the Committee's letter to the SEC is ADP vote data from the day of the meeting. The Committee believes that the CTT-hired election inspectors are working with out-of-date ADP data as provided several days earlier."

See our response to statement no. 1. We have determined that very clearly the Inspectors of Election were working only with the data from January 12 and not the three subsequent days when a substantial number of votes was received.

Statement No. 3
---------------

"No sooner had the meeting commenced than the Chairman, Richard Carver, announced that "no quorum" for the meeting was present and that consequently he moved to adjourn. In an attempt to terminate the meeting, he called for a show of hands and sought to immediately stop the meeting.

That attempt was somewhat thwarted by a demand by the Committee that (i) a determination that a quorum was indeed lacking be made and (ii) that any motion to adjourn or otherwise must be made by ballot to ensure that those present in person and by proxy could appropriately vote on the matter.

Subsequent to that attempt, Mr. Carver and the independent inspectors of election confirmed that in truth, they had no idea as to whether a quorum was present and had not made ANY attempt to determine whether a quorum was indeed present. The independent inspectors advised that they had NOT been asked by management whether a quorum was present."

Members of the Committee as well as approximately 60 to 70 shareholders were present at the meeting and the foregoing statements were physically and factually observed by those present.

Statements No. 4
----------------

"In fact, we have been advised that employees of Competitive Technologies were advised that Management intended to declare that a quorum was not present and terminate the meeting the day before the meeting, and that they were consequently told not to attend the meeting."

This is from statements made to us by two employees and/or consultants to CTT. We are happy to provide the names of those persons if required by you, but they are presently concerned about retribution from CTT for advising us of those facts.

Statement No. 5
---------------

"As is set forth in Exhibit A and Exhibit B to this letter, the Committee submits that a minimum of 4,117,348 shares were present in person or by proxy and available for vote at the meeting. That number includes votes "withheld" (which would count towards a quorum) as well as 120,000 shares voted in favor of the opposition by Steve Wilson, a CTT shareholder, at the meeting. That is more than the 4,005,000 shares required for a quorum."

In correspondence to you of the same date of the press release, we provided you with the referenced exhibits. We believe (and continue to believe) that those numbers would have resulted in a quorum present had they been properly counted by the Inspectors of Election.

Statement No. 6
---------------

"The Committee also submits that based on vote totals received from ADP and presented as proxies at the meeting, the Committee presented a total of 2,278,723 shares voted in favor of the nominees of the Committee for election as directors and a total of 1,665,998 were voted in favor of management's nominees."

This statement is again directly taken from the ADP broker proxies which we believe were properly submitted at the meeting and which were not counted.

Statement No. 7
---------------

"With those numbers in mind, it is clear that Management's attempt to terminate the meeting without a determination that a quorum was or was not present was clearly an attempt to subvert the shareholder voting process and give their proxy solicitation firm, Morrow & Co., an additional period of time to seek to change votes"

That statement is based on the numbers set forth above as well as the very clear fact that CTT Management made NO ATTEMPT at the meeting to determine that a quorum was present We note that IMMEDIATELY after the meeting, a THIRD mailing of the CTT proxy materials was made to shareholders and we received numerous complaints and reports from shareholders that they had received as many as 5 or 6 separate calls from Morrow and/or CTT Management. As we have previously forwarded in our letters to you, many of these communications appear to have included false and misleading information as well as defamatory material including statements that "John Nano's actions are criminal".

Statement No. 8
---------------

"As we detailed in prior correspondence, we have determined that Morrow & Co. may present false and misleading statements to shareholders in order to prevail (for example, telling them that voting "withhold" on a white proxy would be voting against management -- when in fact that would effectively terminate a vote for the opposition). That simply thwarts the carefully crafted shareholder voting process set forth in the proxy rules and prevents shareholders from properly exercising their voting privileges at the company. "

The Committee received calls from shareholders advising that this is what representatives from Morrow & Co. had been telling them. Some of these shareholders were confused and called the Committee to obtain clarification of the voting process. They were made to believe that a vote of "withhold" on a white proxy would be voting FOR the opposition slate.

Statement No. 9
---------------

"As you might imagine, the many shareholders present at the meeting yesterday were outraged by Management's behavior. Many of those shareholders had traveled from all over the country to attend the meeting."

This was actually observed at the meeting. We are aware of shareholders who had traveled from all over the country. I believe you have had numerous complaints filed by some of these shareholders about the conduct at the meeting.

Statement No. 10
----------------

"The end result of the meeting was that it effectively remains open. There has been no determination as to whether a quorum was present or not, and the vote to "adjourn" until February 2, 2007 was also not ruled upon because the inspectors of election took ballots and "went back to their office" to count the votes.
The Opposition voted against that motion, and given the vote totals set forth above, we believe that motion failed."

At the date of this press release, there had been no determination as to either a quorum or the adjournment by the Independent Inspectors. As a consequence, the meeting was indeed effectively in limbo. The second part of the statement as to our belief that the motion failed, was based on the votes which we believed were properly submitted at the meeting.

Statement No. 11
----------------

"The Committee believes that SEC action is warranted at this point to come in and effectively enjoin further action by the Company pending a determination as to whether a quorum was indeed present and if so, the outcome of voting at the meeting. Given the prior actions of management, the shareholders who have voted with the Committee believe that they are not capable of providing a fair and impartial forum for this vote, and that SEC intervention is necessary."

The Committee continues to very strongly support this position and it's stated as our belief. We are pleased to hear that SEC action has and is being taken even if we are not privy to actions taken to quell false and misleading information from Management and their representatives.

We again strongly urge the Commission to participate in the reconvened Annual Meeting to assure that shareholder democracy is not thwarted. We are advised, for example, that IVS Associates again intends to simply "gather" the votes at the meeting, retire to their Delaware offices, and submit a report three or four days later. We have requested that they count the votes at the meeting but they have refused. We have even suggested that we would be pleased to submit ADP proxies and other information well before the meeting so that the only actions required would be reconciling any minimal further votes or proxies obtained at the meeting. They refuse. We believe this is ridiculous and damaging conduct and will result in management retaining positions for several days after the shareholder vote, a period in which they might undertake actions we believe to be damaging to shareholders.

We note, for example, that subsequent to the meeting on January 16, management entered into indemnification agreements with each of the directors. Given the proxy contest, we believe this is a breach of fiduciary duty to shareholders. Those agreements provide for prepayment to legal counsel of fees. The Committee is concerned that in the event its slate is elected, the current board will have already looted the treasury to protect their own personal interests.

DFAN14A MATERIALS - SECOND PRESS RELEASE DATED JANUARY 18, 2007 ("PRESS RELEASE
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JANUARY 18-(2)")
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Statement No. 1
---------------

"In conversation with Freed and Davidson, the principal officers of the company, Freed stated emphatically that "Carver (Richard B. Carver, Chairman of CTT's Board) is an idiot." In further conversation, the Committee expressed concerns over continuing significant expenditures for legal fees and proxy solicitation costs for the benefit of the entrenched Board at the expense of CTT shareholders.

Despite mounting losses of approximately $1 million per quarter, the Committee's request to review financial expenditures was refused by Freed and Davidson."

The statement from Mr. Freed and the remaining conversation with Mr. Freed and Mr. Davidson was witnessed by several persons in the conversation at CTT's offices.


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Statement No. 2
---------------

"The Committee desires that fiduciary responsibility be exercised over the dwindling cash reserves. Upon taking control of CTT, the directors plan to make various significant, cost-saving financial decisions regarding CTT, including lower executive compensation payments, and stretching payments over extended periods of time. The Committee will reduce costs wherever possible. As in his past tenure at CTT, John B. Nano will align himself and the company with the shareholders' goals. The objective of Mr. Nano and the Committee is to restore shareholder value and confidence. The Committee believes that its successful track record in managing growth will return CTT to its former path of expansion and success."

These statements are all stated as beliefs, goals and objectives. The statements as to Mr. Nano's prior actions are supported in the proxy statement previousy filed by the Committee.

DFAN14A MATERIALS - PRESS RELEASE DATED JANUARY 19, 2007 ("PRESS RELEASE JANUARY
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19")
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Statement No. 1
---------------

"Augusta, GA (January 19, 2007) The Committee to Restore Stockholder Value announced today that their slate of Directors for the Board of Competitive Technologies, Inc. (AMEX: CTT) have expanded their lead in the votes cast in the current proxy challenge. A total of approximately 2.56 million shares have voted for the Committee's slate versus approximately 1.74 million for the CTT current management. This clearly shows a majority of shareholder votes support the Committee slate."

The Committee notes your objection under Rule 14a-9 with respect to the foregoing statement and made corrective disclosure in later press releases. The statement was made on the belief that the meeting was not in the "future" and consequently as an ongoing meeting results were properly disclosed. The Committee nevertheless has agreed in view of your comments and the ambiguity with respect to results from a meeting which has now been adjourned to post no further results of voting. We do note that all numbers which were posted are from specific information delivered to both sides by ADP.

Statement No. 2
---------------

"The Committee believes that on the scheduled meeting date of January 16, 2007 a quorum, more than 50% of shares outstanding, was represented at the meeting and that the Committee had a majority of the shares cast. This information has been provided to the SEC. It is the Committee's opinion that there is no adjournment of the original meeting. The Committee continues to wait for IVS, Independent Voting Services, to provide a certified report of the votes present at the meeting."

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

Please see our prior responses. On the date of this press release, the Committee was convinced that a quorum was present and as of that date, IVS Associates had made no determination either way.

Statement No. 3
---------------

"In spite of the facts cited above, current management continues to award additional benefits to D.J. Freed, not in compliance with his contract."

In a press release, management announced that they were going to provide Mr. Freed with benefits upon termination equal to as if a change in control had occurred (golden parachute payments). This would also result in immediate vesting of a substantial amount of options held by him. This is absolutely contrary to the best interests of the shareholders and is merely a personal benefit conferred upon Mr. Freed by the board.

Statement No. 4
---------------

" Announced management changes are meaningless in light of the legal and binding shareholder election that is taking place showing a majority of shares for the Committee's slate of Directors, and that a quorum is present for the suspended, not adjourned, Annual Meeting of CTT shareholders. The Committee believes that these results have placed their slate of directors in charge and responsible to the shareholders of CTT. It is time for the previous Board to step down and relinquish their positions."

As previously stated, we have noted your objection to statements that the Committee's slate was elected and has issued an affirmative statement that the slate was not elected.

Statement No. 5
---------------

"As of last night, approximately 2.3 million of the approximate 7.7 million shares held by CTT shareholders through their bank or broker have been voted in favor of the Committee's slate, versus only approximately 1.7 million for the current management. Also, over approximately 0.25 million registered shares were voted for the Committee slate out of the approximately 0.32 million total registered shares eligible to vote. Additionally, approximately 0.13 million shares were voted as abstain for the current management, and approximately 0.02 million for the Committee. Approximately 4.4 million shares have voted, continuing to fulfill the quorum requirement of 50%, or just over 4.0 million shares. On the record date, November 20, 2006, there were approximately 8.0 million shares outstanding and eligible to vote."

As advised above, we note your objection to posting these results and have provided clarifying disclosure. The numbers were based on actual information received from ADP and delivered to the Inspectors of Election at the meeting.

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DFAN14A MATERIALS - PRESS RELEASE DATED JANUARY 22, 2007 ("PRESS RELEASE JANUARY
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22")
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Statement No. 1
---------------

"Augusta, GA (January 22, 2007) The Committee to Restore Stockholder Value announced today that members of the current Board of Directors of Competitive Technologies, Inc. (AMEX: CTT), based in Fairfield, CT, are named in the US District Court for the District of Connecticut Civil Case - 3:06-00817 as being allegedly involved in insider trading, failures in corporate governance and lack of fiduciary responsibility to CTT shareholders. "

This is a factual statement. The members of the Board are named in the referenced lawsuit.

Statement No. 2
---------------

"The Committee states that in the time since the CTT Annual Meeting on January 16, 2007 at the American Stock Exchange, current management has taken actions that the Committee believes are damaging to shareholders, moot and unenforceable. The Committee believes that there was a quorum represented at the scheduled Annual Meeting, more than 50% of shares outstanding, and that at the Annual Meeting the Committee had a majority of shares cast, which if the matter had been presented, would have resulted in election of the Committee's nominees. "

Please see our prior response to disclosure similar to this. As referenced, we have made a much more definitive statement relating to the election at the meeting.

Statement No. 3
---------------

"While this matter is subject to a challenge, which will be adjudicated on Tuesday, January 23, 2007, it is the Committee's opinion that there is no adjournment of the original meeting. A total of approximately 2.65 million shares have voted for the Committee's slate, versus approximately 1.74 million for the CTT current management. Votes, of course, are subject to change and newly submitted proxy cards will revoke previously voted cards, so consequently the Committee strongly requests shareholders who previously voted WHITE to send in a new BLUE proxy to support the Committee's nominees. Nevertheless, the voting totals presented so far from ADP tallies clearly show an overwhelming majority of shareholder votes support the Committee's slate on the BLUE proxy, WITH A LEAD OF 0.9 MILLION VOTES. Shareholders who have not yet voted, or who want to change to the BLUE-proxy Committee slate, can do so until the voting is confirmed as closed. Shareholders are reminded that only the latest dated proxy counts and consequently for their vote to count on behalf of the Committee, they must send in a later dated BLUE proxy. Anything sent on the WHITE proxy card will not count to support the nominees of the Committee."

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Please see our response to similar disclosure in prior press releases.

Statement No. 4
---------------

"Among actions taken by CTT are those addressed in their press release issued on January 19, 2007 at 7:30 AM ET. The Committee strongly believes that this CTT release is misleading, politically motivated, and against the interests of the CTT shareholder. The implication of the release is that the Board-announced planned management changes are imminent. In fact, it is entirely possible that they will not take place for some extended period of time. Upon examination of the release, it is obvious that Chairman Carver can remain on the Board for at least another year, and that D.J. Freed will step down as President and CEO only "as soon as a successor has been identified and hired," and that he will remain on CTT's Board indefinitely, since no mention is made of resignation from his Board position. The Committee also notes that none of the actions noted in the release are enforceable since there is no contractual obligation and the officers would remain in place past the meeting if they are not removed. Please vote the BLUE proxy to assure that current management is ousted from CTT."

These statements analyze the press release from management with respect to termination of Mr. Freed and the later resignation of Mr. Carver. That press release needed substantial clarification as to precisely when change might occur. The Committee believes that shareholders were being mislead and this statement was an attempt to clarify the board's actions.

Statement No. 5
---------------

"Shareholders should also note that the termination of Freed provides for compensation "as if a change in control had occurred." That would give Freed at least one year of full salary and benefits, plus immediate full vesting of all previously granted options. Again, all at the expense of CTT shareholders. "

That statement is from the language in Freed's contract which was not otherwise disclosed to shareholders in management's press release.

Statement No. 6
---------------

"These directors have also taken another VERY DETRIMENTAL action designed to protect themselves from their own actions at Shareholders' expense. A Form 8-K filed with the Securities and Exchange Commission (SEC) on January 19 by CTT for "Entry into a Material Definitive Agreement" states that on January 18, 2007, two days after the CTT Annual Meeting, the Board gave themselves and CTT's CFO, Michael Davidson, indemnification against lawsuits. Again, this is all at the expense of the shareholder. Indemnification is simply not needed or appropriate if they performed their duties properly, if they are not concerned about RICO and insider trading and other charges. In addition, indemnification simply cannot be legally obtained for illegal acts. And absolutely not post-event."

Please see our response on this matter above.

Statement No. 7
---------------

"The Committee reminds shareholders that until the proxy challenge is confirmed closed their support is urgently needed to stop this current Board from further harming the company and its shareholders. The current management and Board have presided over the appalling decline in revenue from $14.2 million to $5.2 million, loss of profitability from a profit of $5.7 million to a loss of $2.4 million and the drop in stock price from over $15 per share to under $2.50."

We again note your objection about our challenge, and reiterate that we have made corrective disclosure to reflect that the Committee's slate was not elected. The numbers are again from the Company's periodic reports.

Statement No. 8
---------------

"The delaying actions of the current Board subsequent to the meeting have enabled them to spend even more shareholder money in an attempt to get elected. The current Board has spent $9.6 million during the last five quarters without producing any visible results to replace expiring patents."

We have confirmed that they spent additional money on proxy solicitation subsequent to January 16. The numbers are again from the periodic reports.

DFAN14A MATERIALS - PRESS RELEASE DATED JANUARY 24, 2007 ("PRESS RELEASE JANUARY
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24")
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Statement No. 1
---------------

"Augusta, GA (January 24, 2007) The Committee to Restore Stockholder Value announced today that the voice of shareholders of Competitive Technologies, Inc. (AMEX: CTT) has resulted in a strong majority casting its vote for the Committee's slate of directors in the current proxy challenge."

Please see our response with respect to announcing results set forth above.

Statement No. 2
---------------

 For the benefit of all CTT shareholders, and in the spirit of cooperation to insure an orderly transition at CTT, the Committee believes it is time for the previous Board to step down and relinquish their positions at CTT.

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In a typical contested election such as this, management generally responds to the will of shareholders as presented in vote tallies. As such, and given an overwhelming lead in the polls, the Committee believes that management should do the right thing and turn over control. The Committee remains concerned that the existing board remains in office only for self-serving reasons and not in the best interests of shareholders.

Statement No. 3
---------------

"The Committee's slate of directors continues to hold a substantial lead in the votes cast in the current proxy challenge. A total of approximately 2.6 million shares have voted for the Committee's slate versus approximately 1.7 million for CTT's current management. This continues to clearly show a majority of shareholder votes support the Committee slate. Votes, of course, are subject to change and newly submitted proxy cards will revoke previously voted cards. Consequently, the Committee strongly requests CTT shareholders that previously voted a White proxy to send in a new BLUE proxy to support the Committee's nominees."

Please see our response with respect to reporting results noted above.

Statement No. 4
---------------

"A meeting was held yesterday between independent election inspector groups on behalf of both the Committee and current CTT management, as well as representatives from the Committee and CTT. It was determined at the meeting that the vote count used by CTT current management and their election inspectors at CTT's Annual Meeting held on January 16, 2007 inexplicably did not include votes cast on Saturday, January 13, Sunday, January 14, Monday, January 15, or Tuesday, January 16 prior to the start of the meeting at 10 AM ET. This resulted in approximately 670,000 votes cast by banks and brokers in favor of the Committee's nominees uncounted at the Annual Meeting. There were also a substantial number of uncounted votes resulting from unresolved voting issues from shareholders who may not have properly voted their shares.

Due to the incomplete counting, the votes analyzed did not represent a necessary quorum, more than 50% of shares outstanding. "

This simply reports what happened at the challenge session with the inspector of election.

Statement No. 5
---------------

"It continues to baffle the Committee how several days of legitimate CTT shareholder-cast votes were not included in the vote count used at the January 16 meeting."

As referenced above, to this day the Committee has no idea how those votes were not counted. Nevertheless we have made the disclosure referenced above that we are not aware of any actions or conduct by management intended to defraud the shareholders.

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Statement No. 6
---------------

"Based on the votes cited above, the Committee believes that their slate of directors will win an overwhelming victory. The Committee's slate of directors has not yet been elected, because no vote on that matter was called at the Annual Meeting. However, the shareholder-elected Committee slate is prepared to move quickly to represent all shareholders. "

This was intended to be responsive to your prior comment. We note your objection to the word "yet" and have made the more affirmative statement requested.

Statement No. 7
---------------

"As of the close of business January 23, 2007, approximately 2.4 million of the approximate 7.7 million shares held by CTT shareholders through their bank or broker have been voted in favor of the Committee's slate, versus only approximately 1.7 million for the current management. Also, approximately 200,000 registered shares were voted for the Committee slate out of the approximately 320,000 total registered shares eligible to vote. Additionally, approximately 140,000 shares were voted as abstain for the current management and approximately 20,000 for the Committee. Consequently, 4,534,199 shares have voted or approximately 56.6%. On the record date, November 20, 2006, there were approximately 8.0 million shares outstanding and eligible to vote. Shareholders are again cautioned that votes are subject to change, and newly submitted proxy cards will revoke previously voted cards. The Committee again strongly requests shareholders that previously voted a White proxy to send in a new BLUE proxy to support the Committee's nominees."

Please see our response with respect to results of the solicitation as referenced above. These statements are an attempt to avoid having shareholders mislead that they needed to vote to assure a quorum existed (as we have heard Morrow has advised), and that there is no mistake as to what the vote has been. As previously noted, the Committee will post no further results prior to the adjourned meeting.

__________________________________________

     On behalf of the Committee, we appreciate your interest in assuring that the meeting provides a fair forum for the will of the shareholders. We welcome your participation to assure that shareholders are permitted to exercise their voting rights and elect the director slate they desire to lead Competitive Technologies in the future.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler